Exhibit 3.1

Amended Article IV of
the Bylaws of Great Spirits, Inc.

“Section 2. Number and Qualifications

       The Board of Directors shall consist of at least two (2) members, and not more than ten (10) members, as shall be designated by the Board of Directors from time to time, and in the absence of such designation, the Board of Directors shall consist of least two (2) members. This number may be changed from time to time by resolution of the Board of Directors.  However, no such change shall have the effect of reducing the number of members below two (2) members. Directors need not be residents of the State of Colorado or Stockholders of the Corporation.  Directors shall be natural persons of the age of eighteen (18) years or older.”